Liquid Media Group Ltd. 202 – 5626 Larch Street Vancouver, British Columbia V6M 4E1, Canada

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the annual general meeting of shareholders of Liquid Media Group Ltd. held on February 4, 2020 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at such Meeting.

Common Shares represented at the Meeting:

2,177,499 (38.70%)

Total outstanding Common Shares as at record date (December 31, 2019):

5,627,165

Item Voted Upon	Result of Vote
Set the number of directors at five.	Votes For	Votes Against	Broker Non-Vote
	1,255,914 (99.515%)	6,119 (0.485%)	914,318
Appoint Joshua Jackson as Class III director.	Votes For	Votes Withheld	Broker Non-Vote
	1,239,655 (98.227%)	22,373 (1.773%)	914,323
Appoint Stephen Jackson as Class III director.	Votes For	Votes Withheld	Broker Non-Vote
	1,239,655 (98.227%)	22,373 (1.773%)	914,323
Appoint Davidson and Company LLP, as auditors and authorize directors to fix the remuneration of the auditors.	Votes For	Votes Withheld	Broker Non-Vote
	2,115,830 (97.219%)	60,521 (2.781%)	0

LIQUID MEDIA GROUP LTD.

/s/ Donna M. Moroney

Donna M. Moroney,

Corporate Secretary